UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 10, 2015

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

BHP Billiton Limited	BHP Billiton Plc
171 Collins Street	Neathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1LH UK
GPO BOX 86	Tel +44 20 7802 4000
Melbourne Victoria 3001 Australia	Fax + 44 20 7802 4111
Tel +61 1300 55 47 57 Fax +61 3 9609 3015	bhpbilliton.com
bhpbilliton.com

9 September 2015

To: Australian Securities Exchange[1]	cc: New York Stock Exchange
London Stock Exchange	JSE Limited

BARCLAYS CEO ENERGY- POWER CONFERENCE

BHP Billiton President, Petroleum, Tim Cutt, will present at the Barclays CEO Energy-Power Conference in New York today.

A copy of the presentation is attached.

Further information on BHP Billiton can be found at www.bhpbilliton.com.

Rachel Agnew

Company Secretary

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: 171 Collins Street Melbourne Victoria 3000	Registered Office: Neathouse Place, London SW1V 1LH United Kingdom

The BHP Billiton Group is headquartered in Australia

1	This release was made outside the hours of operation of the ASX market announcements office.

NEWS RELEASE

Release Time	IMMEDIATE

Date	9 September 2015

Number	18/15

BHP BILLITON PETROLEUM OPERATIONAL EXCELLENCE UNDERPINS VALUE AND RETURNS

BHP Billiton President Petroleum Tim Cutt will today explain how the Company expects to create significant value from its Petroleum resources at the Barclays CEO Energy-Power Conference in New York.

Speaking ahead of the conference, he said: “The diversification of BHP Billiton’s portfolio and the strength of our balance sheet allow us to focus on value over volume. We have responded decisively to the change in market conditions and retain significant flexibility across our Petroleum development programs. We can wait until the time is right before investing.

“We are well positioned on the cost curve and our productivity programs are making us even more competitive. BHP Billiton Petroleum is a leader in safety. We have best-in-class operating costs and deepwater drilling capabilities in our Conventional business. And we continue to reduce our Onshore US drilling costs and build on our industry leading well completion efficiency.

“We are the top performer in the Black Hawk, where we generate returns of 35 per cent at current prices with a further three to five years of development ahead of us. In the Conventional business, our operational experience and capability provide a competitive advantage. In the last financial year we reported unit costs of US$10.92/boe, an EBITDA margin of 70 per cent and average operational uptime of 95 per cent.

“Our portfolio includes several attractive growth options that will add significant value for our shareholders over the long-term. We expect natural field decline and demand growth will support higher oil and gas prices in the medium term but remain focused on improving the competitiveness of these developments in today’s market conditions.

“Applying what we have learned in the Black Hawk to the Permian will reduce the development costs of a field we believe could produce well over 150kboe per day. And we will time development to benefit from the expected improvement in margin.

“Our Onshore US dry-gas resource of 25 TCF could support half a century of production at twice our current production rate. Our Haynesville acreage is in the core of one of the industry’s premier dry-gas positions and we are working to achieve at least 20 per cent returns at US$3/mcf Henry Hub.

“In our conventional business, we continue to improve the capital efficiency of the Mad Dog II project which provides a significant medium term growth opportunity. We will invest in oil exploration through the cycle and expect to test three major opportunities in our core basins of Gulf of Mexico, Trinidad & Tobago and Western Australia over the next three years.”

In conclusion, Mr Cutt said “We remain focused on value and returns above all else. Our projects must compete with other opportunities within BHP Billiton’s portfolio. We will keep our plans under review and tailor our investment program to market conditions to maximise value for shareholders.”

Further information on BHP Billiton can be found at: www.bhpbilliton.com.

Media Relations

Australia

Emily Perry

Tel: +61 3 9609 2800 Mobile: +61 477 325 803

email: Emily.Perry@bhpbilliton.com

Paul Hitchins

Tel: + 61 3 9609 2592 Mobile: + 61 419 315 001

email: Paul.Hitchins@bhpbilliton.com

Eleanor Nichols

Tel: +61 3 9609 2360 Mobile: +61 407 064 748

email: Eleanor.Nichols@bhpbilliton.com

United Kingdom and Americas

Ruban Yogarajah

Tel: +44 20 7802 4033 Mobile: +44 7827 082 022

email: Ruban.Yogarajah@bhpbilliton.com

Jennifer White

Tel: +44 20 7802 7462 Mobile: +44 7827 253 764

email: Jennifer.White@bhpbilliton.com

Investor Relations

Australia

Tara Dines

Tel: +61 3 9609 2222 Mobile: +61 499 249 005

email: Tara.Dines@bhpbilliton.com

Andrew Gunn

Tel: +61 3 9609 3575 Mobile: +61 402 087 354

email: Andrew.Gunn@bhpbilliton.com

United Kingdom and South Africa

Jonathan Price

Tel: +44 20 7802 4131 Mobile: +44 7990 527 726

email: Jonathan.H.Price@bhpbilliton.com

Dean Simon

Tel: +44 20 7802 7461 Mobile: +44 7717 511 193

email: Dean.Simon@bhpbilliton.com

Americas

James Agar

Tel: +1 212 310 1421 Mobile: +1 347 882 3011

email: James.Agar@bhpbilliton.com

Joseph Suarez

Tel: +1 212 310 1422 Mobile: +1 646 400 3803

email: Joseph.Suarez@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 16, 171 Collins Street Melbourne Victoria 3000 Australia Tel +61 1300 55 4757 Fax +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1LH United Kingdom Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is headquartered in Australia

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Trinidad
BHP Billiton Petroleum
A leading operator of a world class resource
Tim Cutt
President, Petroleum
9 September 2015
bhpbilliton
resourcing the future

Disclaimer
bhpbilliton
resourcing the future
Forward-looking statements
This presentation contains forward-looking statements, which may include statements regarding, among other things: trends in commodity prices and currency exchange rates; demand for commodities; plans, strategies and objectives of management; closure or divestment of certain operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; tax and regulatory developments.
Forward-looking statements can be identified by the use of terminology such as ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’, ‘annualised’ or similar words. These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward-looking statements.
These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. Readers are cautioned not to put undue reliance on forward-looking statements.
For example, future revenues from our operations, projects or mines described in this presentation will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing operations.
Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability profitably to produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in some of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP Billiton’s filings with the US Securities and Exchange Commission (the “SEC”) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov.
Except as required by applicable regulations or by law, the Group does not undertake any obligation publicly to update or review any forward-looking statements, whether as a result of new information or future events.
Non-IFRS financial information
BHP Billiton results are reported under International Financial Reporting Standards (IFRS) including Underlying EBIT and Underlying EBITDA which are used to measure segment performance. This presentation may also include certain non-IFRS measures including Adjusted effective tax rate, Free cash flow, Net debt, Net operating assets, Underlying attributable profit, Underlying basic earnings per share, Underlying EBIT margin, Underlying EBITDA interest coverage, Underlying EBITDA margin, and Underlying return on capital. These measures are used internally by management to assess the performance of our business, make decisions on the allocation of our resources and assess operational management. Non-IFRS measures have not been subject to audit or review and should not be considered as an indication of or alternative to an IFRS measure of profitability, financial performance or liquidity.
No offer of securities
Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP Billiton.
Reliance on third party information
The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP Billiton.
Tim Cutt, President Petroleum, 9 September 2015
Slide 2

Disclaimer
bhpbilliton
resourcing the future
Petroleum resources
The estimates of petroleum reserves and contingent resources contained in this presentation are based on, and fairly represent, information and supporting documentation prepared under the supervision of Mr. A. G. Gadgil, who is employed by BHP Billiton. Mr. Gadgil is a member of the Society of Petroleum Engineers and has the required qualifications and experience to act as a qualified petroleum reserves and resources evaluator under the ASX Listing Rules. This presentation is issued with the prior written consent of Mr. Gadgil who agrees with the form and context in which the petroleum reserves and contingent resources are presented.
Aggregates of reserves and contingent resources estimates contained in this presentation have been calculated by arithmetic summation of field/project estimates by category. Due to portfolio effects, aggregates of proved reserves may be conservative. Reserves and contingent resources estimates have been estimated using deterministic methodology with the exception of the North West Shelf gas operation in Australia. For this project probabilistic methodology has been utilised to estimate and aggregate the proved reserves dedicated to the gas project only and represents an increment of 38 MMboe above the deterministic estimate. The barrel of oil equivalent conversion is based on 6,000 scf of natural gas equals 1 boe. The reserves and contingent resources contained in this presentation are inclusive of fuel required for operations. The respective amounts of fuel for each category are provided in footnotes proximate to each resource graphic. The custody transfer point(s)/point(s) of sale applicable for each field or project are the reference point for reserves and contingent resources. Reserves and contingent resources estimates have not been adjusted for risk. Unless noted otherwise, reserves and contingent resources are as at 30 June 2015. Where used in this presentation, the term resources represents the sum of 2P reserves and 2C contingent resources.
BHP Billiton estimates proved reserve volumes according to SEC disclosure regulations and files these in our annual 20F report with the SEC. All unproved volumes are estimated using SPE-PRMS guidelines which allow escalations to prices and costs, and as such, would be on a different basis than that prescribed by the SEC, and are therefore excluded from our SEC filings. We have provided a list of resource terms along with their definitions in this presentation. Non-proved estimates are inherently more uncertain than proved.
Tim Cutt, President Petroleum, 9 September 2015 Slide 3

A leading operator of a world class resource
bhpbilliton
resourcing the future
A focused portfolio of high-quality assets in stable geographies
- premier liquids position with high-return growth opportunities
- large gas position with multi-decade resource potential
- targeted oil exploration program with significant opportunities in our core basins
A relentless focus on sustainability and leading operational capability
- best-in-class operating costs in Conventional
- leading drilling and completions cost efficiency in Onshore US
We have the flexibility to respond to market conditions while preserving value
- natural field decline and demand growth will support higher oil and gas prices
Tim Cutt, President Petroleum, 9 September 2015 Slide 4

Operating safely and sustainably is our priority
bhpbilliton
resourcing the future
Top quartile safety performance versus peers
Eliminating silica exposure in fracking operations at Onshore US
Reduced greenhouse gas emissions by 12% in FY15
Lost-Time Injury Frequency (LTIF)
(number of recordable injuries per million hours worked, CY14)
2.1
Top quartile
1.4
0.7
0.0
Source: International Association of Oil and Gas Producers.
Tim Cutt, President Petroleum, 9 September 2015 Slide 5

Higher-cost oil and gas supply will be required
bhpbilliton
resourcing the future
Liquids
Development of emerging economies will continue to drive demand for crude oil
– ~1 MMbbl/d annual demand growth
New higher-cost liquids supply will need to be induced as low-cost fields decline
– 3 to 4 MMbbl/d annual base decline
Gas
Continued investment in new supply will be required to satisfy longer-term US gas demand – demand expected to grow ~20 to 25 bcf/d in the next decade – natural field decline of 40 bcf/d expected in the next decade
High-cost oil supply required to meet demand
(MMbbl/d)
CY15e CY20e CY25e
Low-cost Medium-cost High-cost
High-cost supply will also be needed in US gas
(bcf/d)
CY15e CY17e CY19e CY21e CY23e CY25e
Low-cost Medium-cost High-cost
Source: BHP Billiton analysis.
Tim Cutt, President Petroleum, 9 September 2015 Slide 6

A high-quality, focused portfolio
bhpbilliton
resourcing the future
We have a focused portfolio of high-quality assets
- a major producer in our heartland regions in Australia and North America
We are well positioned to realise significant value from our high-quality resource base
- Onshore US development will be timed to benefit from an expected price recovery
A targeted exploration program focused on Tier 1 oil potential
A major producer in our core regions
(BHP Billiton production, Mboe/d, CY14, net)
2nd 4th 8th 6th Rank1
240
160
80
0
Australia Gulf of Mexico Onshore US Liquids2 Onshore US Gas2
A high-quality resource base
(BHP Billiton resource3, FY15, billion boe)
6
4
2
0
Australia Gulf of Mexico Onshore US Liquids Onshore US Gas
Source: BHP Billiton analysis; Wood Mackenzie.
1. Peers include Woodside, Shell, ExxonMobil, Chevron, BP, Santos, Apache, Origin, BG, Chesapeake, Southwestern, Anadarko, Devon, Encana, ConocoPhillips, EOG, Marathon, Continental, Hess, ENI, Freeport-MMR, Petrobras.
2. Includes US tight oil, US shale gas and US tight gas.
3. Australia: Proved 781 MMboe, 2P 943 MMboe, 2C 1,285 MMboe, Fuel 208 MMboe; Gulf of Mexico Proved 244 MMboe, 2P 366 MMboe, 2C 325 MMboe, Fuel 16 MMboe; Onshore US Liquids Proved 262 MMboe 2P 932 MMboe 2C 899 MMboe, Fuel 22 MMboe; Onshore US Gas Proved 535 MMboe 2P 3,189 MMboe 2C 2,497 MMboe, Fuel 141 MMboe; ROW excluded.
Tim Cutt, President Petroleum, 9 September 2015 Slide 7

Actively responding to changing conditions
bhpbilliton
resourcing the future
We focus on value and returns
- we are a large petroleum business within a diversified resources company where all options must compete for capital
We have responded quickly to market conditions
- current plans see capital and exploration expenditure reduced by 34% in FY16 with flexibility to go even lower
Sustainable improvements in capital efficiency support flexibility in Onshore US
- prioritising development of highest returning liquids-rich acreage
- high-quality dry gas options deferred for longer-term value with low cost of carry
Committed to a focused exploration program testing major opportunities through the cycle
A rapid response to a changing environment
(capital and exploration expenditure, US$ billion) (MMboe)
7.5 300
5.0 200
2.5 100
0.0 0
FY14 FY15 FY16e
Exploration Conventional
Onshore US Production
Tim Cutt, President Petroleum, 9 September 2015 Slide 8

Leading operational capability in Conventional
bhpbilliton
resourcing the future
Our operational experience and capability are a competitive advantage
- unit cash costs of US$10.92/boe in FY151
- average operational uptime of 95% in FY152
Our Conventional assets will continue to deliver strong, stable free cash flow
- EBITDA margin of >70% in FY15
Expect to produce 125 MMboe in our Conventional business in FY16
Industry leader in offshore drilling3
(average drill time, days per 1,000 feet)
9
6
3
0
Best-in-class unit costs4
(cash costs, US$ per boe)
33
22
11
0
BHP Billiton Peers
Strong operational uptime2
(BHP Billiton operations, %)
100
90
80
70
60
Pakistan
Trinidad & Tobago
Australia
Gulf of Mexico
Source: BHP Billiton analysis; Rushmore; Offshore Oil Scouts Association; Wood Mackenzie; company annual reports.
1. Includes production cash cost, ad valorem, severance taxes, transportation, and excise & royalties.
2. Uptime, in terms of volumes, is the ratio of reported production to the Ideal Day Rate, expressed as a percentage. BHP Billiton Operated Assets.
3. Deepwater Gulf of Mexico, sub-salt, post-moratorium. Peers include Anadarko, Apache, BP, Chevron, ConocoPhillips, ExxonMobil, Hess, Noble, Shell and Statoil.
4. Conventional production, FY14. Peers include BP, Chevron, ConocoPhillips, ExxonMobil and Shell.
Tim Cutt, President Petroleum, 9 September 2015 Slide 9

Competitive growth opportunities in Conventional
bhpbilliton
resourcing the future
Capital expenditure of ~US$1.6 billion expected in FY16
Our high-quality Conventional portfolio will continue to create value
- we are prioritising brownfield projects and infill drilling programs in our heartlands in the short term
- Mad Dog II is a significant opportunity in the medium term
- exploration has the potential to further broaden our opportunity set
Mad Dog II – Semi-submersible FPU concept
Pipeline of projects
(indicative project timeline)
GWF-A1 Persephone GWF-B1 Scarborough
GoM infill Angostura III Mad Dog II
Longford Pyrenees infill Macedon infill
Future
2015
Active development Growth options
Liquids focus Gas focus
1. North West Shelf Greater Western Flank-A and Greater Western Flank-B.
Tim Cutt, President Petroleum, 9 September 2015 Slide 10

Driving continuous improvement in Onshore US
bhpbilliton
resourcing the future
We have prioritised high-return liquids production and deferred dry gas development for value
- US$1.5 billion capital expenditure will support nine operated rig development program in FY16
- activity will be further flexed if market conditions remain subdued
Working to further improve competitiveness and cash margins
- Black Hawk generates positive EBITDA at US$15/bbl WTI and US$3.00/mcf Henry Hub
- drilling efficiencies of US$1.2 billion1 achieved since Q1 FY13 with average well costs reduced by >US$2 million
Expect to produce 112 MMboe in our Onshore US business in FY16 subject to activity levels
Significant growth in Onshore US liquids production
(Mboe/d) (%)
360 60
240 40
120 20
0 0
FY12 FY13 FY14 FY15 FY16e
Liquids Gas Liquids share (RHS)
Drilling more wells for less capital
(US$ million per well, gross)
9
6
3
0
Black Hawk Permian2 Hawkville3 Haynesville3
Q1 FY13 FY15 FY16e Lowest cost achieved
Source: BHP Billiton analysis.
1. Calculated difference between Q1 FY13 performance and realised performance on wells drilled from FY13 to FY15; net to BHP Billiton.
2. Represents Q2 FY13 due to lack of drilling data in Q1 FY13.
3. No drilling planned in FY16.
Tim Cutt, President Petroleum, 9 September 2015 Slide 11

Black Hawk continues to exceed expectations

bhpbilliton
resourcing the future

- We are the top performer in the Black Hawk
  - anticipate reducing drilling cost to US$2.5 million per well in FY16
  - >100 Mbbl ahead of peers on average three year cumulative production per well[1]
  - average returns ~35% at current prices
  - best-in-class completions cost efficiency
- Single largest producer in our Petroleum portfolio
  - average net production of >125 Mboe/d in FY15
  - ~550 additional gross[2] wells expected over life of field
  - potential to extend development program from 3 to 5 years through re-fracking

Black Hawk well locations[3]


Gonzales
Wilson
DeWitt
Karnes
BHP Billiton wells

Completions designed to optimise value[1,3]
(production, Mbbl per well, gross) (US$ million per well, gross)


300
200
100
0
6
4
2
0
BHP Billiton
Peer 1
Peer 2
Peer 3
Peer 4
6 months
12 months
36 months
Completion cost (RHS)

Source: IHS, Wood Mackenzie.
1. BHP Billiton includes Devon operated wells; excludes natural gas and NGLs.
2. BHP Billiton average working interest ~50%.
3. Peers include ConocoPhilips, EOG, Marathon, Pioneer.

Tim Cutt, President Petroleum, 9 September 2015
Slide 12

Permian offers significant upside
bhpbilliton
resourcing the future
Established position with ~78 thousand net acres in the core area
- currently producing ~30 Mboe/d
- two rig drilling program will maintain production and retain core acreage
Potential to build a >150 Mboe/d business
- ~850 additional gross wells expected over life of field
Leveraging learnings from the Black Hawk to improve competitiveness at US$40-50/bbl WTI
- highest-value zone identified with upside potential given multiple prospective horizons
- drilling costs reduced by ~40% since FY13
- increasing recovery per well over time
- completions costs of ~US$4 million per well in Q4 FY15
Well performance is improving over time1
(Mboe/d, net)
6 month period
FY13 FY14 FY15
Permian performance2
Initial 30-day average production rate 1,550 boe/d
One year cumulative production 250 Mboe
Expected production over average well life 900 Mboe
Expected FY16 product mix
NGL 23%
Gas 26%
Oil 51%
1. BHP Billiton data and analysis, Wolfcamp wells; normalised for 10% downtime.
2. Average for BHP Billiton wells in core development area put online up to 30 June 2015; gross.
Tim Cutt, President Petroleum, 9 September 2015 Slide 13

Preserving the value of our dry-gas fields
bhpbilliton
resourcing the future
We have deferred our dry-gas development program for long-term value at low cost of carry
- Onshore US dry-gas resource could support half a century of production at twice the current production rate
Our Haynesville acreage is in the core of one of the industry’s premier dry gas positions
- working to achieve at least 20% returns at US$3.00/mcf Henry Hub
- >1,800 additional gross wells expected
The longer-term development of the Fayetteville remains an attractive option
- extensively drilled with low geological risk
- majority of our acreage held by production
- >3,700 additional gross wells expected
Haynesville acreage by Recoverable Resource
BOSSIER
WEBSTER
CADDO
DE SOTO
RED RIVER
BHP Billiton Sweet spot (8 – 12+ Bcf)1
Operated by others Development area (6 – 12+ Bcf)1
1. Typical gross resource yield per well.
Tim Cutt, President Petroleum, 9 September 2015 Slide 14

Focused on our highest-quality Hawkville acreage
bhpbilliton
resourcing the future
Large portions of the Hawkville remain competitive
- within the sequence of our medium-term development plan, 40% of our acreage offers rates of return of >25%
- ~750 additional gross wells expected over life of field
Product mix, geological complexity and acreage retention requirements are key challenges
- reduced development activity as a result of lower gas prices
- optimised completions design will better suit geology and limit interference
- focused on retention of our highest quality acreage
Competitive returns in liquids rich areas
No future drilling
<15%
15-25%
>25%
Optimised completions to reduce interference
(Mboe/d, net, cumulative)
5 month period
Prior design1 New design2
1. Prior design includes 13 wells put online March 2014.
2. Current design includes 3 wells put online March 2015.
Tim Cutt, President Petroleum, 9 September 2015 Slide 15

Focused exploration program 3 basins in 3 years
bhpbilliton resourcing the future
Gulf of Mexico
FY16 – Phase I FY17 – Phase II
BHP Billiton acreage/Sale 246 bids
Pemex Round 0 acreage
Round 1 acreage
USA Mexico Perdido Extension Deepwater 0 200 km Trinidad and Tobago
FY17 – Phase I
BHP Billiton acreage
Oil/gas fields
Proprietary 3D seismic1 Barbados Tobago 17,687 km2 Trinidad 3,528 km2
Guyana Venezuela 0 200 km
FY18 – Phase II Western Australia
FY18 – Phase I BHP Billiton acreage
Oil/gas fields
Beagle Sub-Basin
Dampier Barrow Sub-Basin
Sub-Basin Western Australia
Exmouth Sub-Basin 0 200 km
1. 21,220 square kilometres 3D seismic acquisition completed over Trinidad and Tobago Blocks 3, 5, 6, 7, 14, 23a, 23b, 28 and 29.
Tim Cutt, President Petroleum, 9 September 2015 Slide 16

Focused exploration program
Moving from access & evaluation to testing
bhpbilliton
resourcing the future
Gulf of Mexico
Leveraging our heartland expertise
Targeting two immature Tier 1 plays (Paleogene and Cretaceous)
– numerous Tier 1 opportunities; first well planned for FY17
Evaluating deepwater Mexico
Trinidad and Tobago
Leading ‘first-mover’ acreage position in two largely untested plays
– proprietary 3D seismic on all blocks; on target for first well in CY16
Western Australia
Captured dominant position in largely untested liquids play in the Beagle sub-basin
– licensing 10,032 km2 of a multi-client 3D survey1; first well planned for FY18
Large structures
Large
footprints*
-1,750m
TVD
-6,500m
3km
Shenzi T&T Lead I
*sizes to scale
3D seismic over T&T Lead I
1. AUS North West Shelf Capreolus 3D multi-client seismic survey totaling 22,130 km2; acquisition in progress.
Tim Cutt, President Petroleum, 9 September 2015 Slide 17

A leading operator of a world class resource
bhpbilliton
resourcing the future
A focused portfolio of high-quality assets in stable geographies
- premier liquids position with high-return growth opportunities
- large gas position with multi-decade resource potential
- targeted oil exploration program with significant opportunities in our core basins
A relentless focus on sustainability and leading operational capability
- best-in-class operating costs in Conventional
- leading drilling and completions cost efficiency in Onshore US
We have the flexibility to respond to market conditions while preserving value
- natural field decline and demand growth will support higher oil and gas prices
Tim Cutt, President Petroleum, 9 September 2015 Slide 18

bhpbilliton
resourcing the future

Appendix
bhpbilliton
resourcing the future
Performance Black Hawk Permian
Drilling cost1 $2.5 million $3.4 million3
Completion cost1 $3.6 million2 $3.1 million3
Expected FY16 production mix (Oil/Gas/NGL) 62%/20%/18% 51%/26%/23%
Initial 30-day average production rate 1,659 boe/d 1,550 boe/d4
Median cumulative production 416 Mboe (3 year) 250 Mboe (12 month)4
Expected production over average well life 1,171 Mboe 900 Mboe4
1. Expected FY16 performance; gross average per well.
2. Normalised for 18 stage well.
3. Normalised for 5,000 ft/15 stage lateral wells.
4. BHP Billiton wells in core development area put online up to 30 June 2015; gross.
Tim Cutt, President Petroleum, 9 September 2015 Slide 20

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: September 10, 2015	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary